

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2024

Tommy Zhou
Chief Financial Officer
First High-School Education Group Co., Ltd.
No. 1-1, Tiyuan Road, Xishan District
Kunming, Yunnan Province 650228
People's Republic of China

> **Re: First High-School Education Group Co., Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2022**
> **Response dated December 22, 2023**
> **File No. 001-40150**

Dear Tommy Zhou:

We have reviewed your December 22, 2023 response to our comment letter and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 8, 2023 letter.

Form 20-F for Fiscal Year Ended December 31, 2022

General

1. We note your structure chart in response to prior comment 2. Please name the sponsor(s) and their respective interest(s) for the ten schools in Yunan province and Wenshan Long-Spring Experimental Secondary School.

2. We note your response to prior comment 7 and reissue. We note your explanation that the uses of "we" and "our" are intended to include substantive operations performed by the VIE. However, please refrain from using terms such as "we" or "our" when describing activities or functions of a VIE so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting business operations. Please provide your proposed revised disclosure for the rest of you annual

report. In particular, we note uses of "we" and "our" in Item 4 that includes activities performed by the VIE and your disclosure on page 70 that the VIE owns the schools.

3.   We note your response to prior comment 4 and we reissue. Please provide a cross-refence for each of the summary risk factors in the section titled "Risks related to doing business in China." In this light, in response to our prior comment, it appears that you have only included cross-references on some of the summary risk factors in this section.

Please contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Cara Wirth at 202-551-7127 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Yu Ma, Esq.